Exhibit 99.1

For Immediate Distribution

RR Media Files Annual Report On Form 20-F With The U.S.
Securities And Exchange Commission

Airport City Business Park, Israel – March 21, 2016 - RR Media (NASDAQ: RRM), a leading provider of global digital media services to the broadcast industry, announced today that it has filed with the U.S. Securities and Exchange Commission (SEC) its Annual Report on Form 20-F for the year ended December 31, 2015. The Annual Report is available for viewing and download on the SEC's website at www.sec.gov, as well as under the Investors section of RR Media’s website at www.rrmedia.com. A hard copy of RR Media’s Annual Report is available upon request, free of charge, by contacting investors@rrmedia.com.

About RR Media

RR Media (NASDAQ: RRM) works in partnership with the world’s leading media players to transform content into valuable media assets. RR Media’s complete ecosystem of digital media services maximize the potential of media and entertainment content, covering four main areas: smart global content distribution network with an optimized combination of satellite, fiber and the Internet; content management and channel origination; sports, news & live events; and online video services. RR Media provides scalable, converged digital media services to more than 1,000 broadcasters, content owners, sports leagues and right holders. Every day, the company manages and delivers over 24,000 hours of broadcast content, over 4,000 hours of online video and VOD content and over 350 hours of premium sports and live events. The company delivers content to 95% of the world’s population reaching viewers of multiplatform operators, VOD platforms, online video and direct-to-home services. Visit the company's website www.rrmedia.com.

Company Contact:
Shmulik Koren, CFO
Tel: +972 3 928 0777
Email: investors@rrmedia.com

Investor Contact:
KCSA Strategic Communications
Garth Russell / Elizabeth Barker
Tel: 212-896-1250 / 212-896-1203
Email: rrmedia@kcsa.com